                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT


                               (FINAL AMENDMENT)


     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        DYNAMICS CORPORATION OF AMERICA
                           (Name of Subject Company)
                            ------------------------

                                CTS CORPORATION

                          CTS FIRST ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                  268039 10 4

                     (CUSIP Number of Class of Securities)

                                JOSEPH P. WALKER

                              Chairman, President

                          and Chief Executive Officer

                                CTS Corporation

                            905 West Boulevard North

                             Elkhart, Indiana 46314

                           Telephone: (219) 293-7511

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                   Copies to:

                            ROBERT A. PROFUSEK, ESQ.

                           Jones, Day, Reavis & Pogue

                              599 Lexington Avenue

                            New York, New York 10022

                           Telephone: (212) 326-3939

                                  MAY 16, 1997

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
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
       1.  CTS CORPORATION (EIN: 35-0225010)
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       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
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       3.  SEC USE ONLY
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       4.  SOURCE OF FUNDS
           BK
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       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(e) or 2(f)                                                                          / /
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       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana
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       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           1,164,439
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       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (7) EXCLUDES CERTAIN SHARES                                                           / /
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       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
           ROW (7)
           30.3%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
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


                                       2
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
       1.  CTS FIRST ACQUISITION CORP. (EIN: Applied For)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
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       4.  SOURCE OF FUNDS
           BK
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       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                                            / /
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       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
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       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           1,164,439
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                                               / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT
           IN ROW (7)
           30.3%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

    This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 16, 1997, as amended, by CTS First Acquisition Corp. ("Purchaser"), a New York corporation and wholly owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"), to purchase up to 49.9% of the issued and outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Dynamics Corporation of America, a New York corporation (the "Company"), together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended, between the Company and First National Bank of Boston, as Rights Agent, at $56.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the satisfaction or waiver prior to the Expiration Date of the conditions set forth in the Offer To Purchase, dated May 16, 1997 (the "Offer To Purchase"), as amended and supplemented by the Supplement thereto, dated June 2, 1997 (the "Supplement"), and in the related Letters of Transmittal (which, together with the Offer To Purchase, the Supplement and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meaning assigned to such term in the Offer To Purchase, the Supplement and the Schedule 14D-1.



ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS AND PROPOSALS OF THE BIDDER.



    Item 5 is hereby amended and supplemented by the information set forth below.



    In addition to the transactions contemplated by the Merger Agreement, Purchaser and/or CTS may at any time, depending upon market conditions and other factors, acquire additional Shares or take other action with respect to the Company or any of its securities in any manner permitted by law, including the acquisition of additional Shares in open-market purchases, in privately negotiated transactions or otherwise. There can be no assurance as to whether any such transaction or action will be consummated or taken or as to the possible timing or terms thereof.



ITEM 6.  INTEREST IN SECURITIES OF THE COMPANY



    Items 6(a)-(b) are hereby amended and supplemented by the information set forth below.



    The Offer expired on June 13, 1997, at 12:00 Midnight, New York City time. On June 14, 1997, Purchaser notified The First National Bank of Boston, the depositary for the Offer, of its acceptance for payment of, and thereby purchased, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration thereof. On June 16, 1997, Purchaser and CTS issued a press release (the "Press Release") in which they disclosed that, as of the expiration of the Offer, 1,164,439 Shares had been validly tendered and not withdrawn. A copy of the Press Release is filed as Exhibit (a) (15) hereto and is incorporated herein by reference. As a result of the purchase of Shares pursuant to the Offer, Purchaser and CTS beneficially own 1,164,439 Shares, or approximately 30.3% of the total number of Shares outstanding. The number of Shares accepted for payment is based on a preliminary count and includes Shares subject to guaranteed delivery procedures.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



    (a)(15)  Press Release dated June 16, 1997.


                                       4
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                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 16, 1997            CTS CORPORATION

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                Chairman, President
                                            and Chief Executive Officer

                                CTS FIRST ACQUISITION CORP.

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                     President



                                       5
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                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                                                                                         PAGE
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
(a) (15)   Press Release dated June 16, 1997


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